UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

United Microelectronics Corporation (“UMC”)

(Exact name of registrant as specified in its charter)

State or other jurisdiction of incorporation or organization: Taiwan, R.O.C.

Address of principal executive offices & Zip Code: No.3, Li-Hsin Road. II, Hsinchu Science Park, Hsinchu City, Taiwan 300094, R.O.C.

Commission File Number: 001-15128

Name and telephone number, including area code, of the person to contact in connection with this report: Aaron Chiu, telephone number: +886-3-5782258 Ext.37271 or 8637271

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1- Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

The Specialized Disclosure Report and Conflict Minerals Report for United Microelectronics Corporation (“UMC”) filed as Exhibit 1.01.

Available internet website link for this Conflict Minerals Disclosures:

This Form SD is posted on UMC’s public website at:

English version: http://www.umc.com/English/CSR/c_3.asp

Chinese version: http://www.umc.com/chinese/CSR/c_3.asp

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 of this Form SD.

Section 2- Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – The Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, UMC has duly caused this Form SD to be signed on its behalf by the duly authorized undersigned.

United Microelectronics Corporation

By:	/*/ S C Chien
S C Chien
President
Date: May 29, 2025

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